                                   FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


(Mark One)
[X]           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the plan year ended December 31, 1999

                                      OR


[_]           TRANSITION  REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

Commission file number 1-3932

     Full title of plan:   WHIRLPOOL 401(k) PLAN

     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             WHIRLPOOL CORPORATION
                             Administration Center
                                2000 North M-63
                         Benton Harbor,  MI 49022-2692


Total Number of pages herein is 20 pages

The Exhibit Index appears on page 19

Reference is hereby made to the Financial Statements attached hereto which begin on page F-1.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                        WHIRLPOOL 401(k) PLAN



Date: June 23, 2000

                                        By: /s/ Kenneth W. Kaminski
                                        ----------------------------------
                                        Name:  Kenneth W. Kaminski
                                        Title: Trustee and Chairman of the
                                               Individual Trustees

                                   Financial Statements and
                                   Supplemental Schedules

                                    Whirlpool 401(k) Plan

                          Years ended December 31, 1999 and 1998
                           with Report of Independent Auditors

                           Employer Identification #38-1490038
                                     Plan Number 001

                             Whirlpool 401(k) Plan

                Financial Statements and Supplemental Schedules

                    Years ended December 31, 1999 and 1998

                                    Contents
Report of Independent Auditors..................................   F-3

Financial Statements

Statements of Assets Available for Benefits.....................   F-4
Statements of Changes in Assets Available for Benefits..........   F-5
Notes to Financial Statements...................................   F-6


Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets Held for Investment
 Purposes at End of Year........................................  F-13
Schedule H, Line 4j - Schedule of Reportable Transactions.......  F-15

                         [LETTERHEAD OF ERNST & YOUNG]

                         Report of Independent Auditors

The Trustees
Whirlpool 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the Whirlpool 401(k) Plan as of December 31, 1999 and 1998, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1999 and 1998, and the changes in its assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                   /s/ ERNST & YOUNG LLP


May 4, 2000

                                                                  EIN 38-1490038
                                                                       Plan #001

                             Whirlpool 401(k) Plan

                  Statements of Assets Available for Benefits

                                                        December 31
                                                    1999            1998
                                             --------------------------------
Contributions receivable                         $ 20,631,482    $ 15,944,722

Interest and dividends receivable                      88,161          53,158

Investments:
 At fair value:
  Mutual funds                                    556,680,473     400,705,950
  Common and collective funds                     131,634,416      65,298,384
  Common stock of Whirlpool Corporation            87,841,266      71,780,613
  Participant loans                                32,899,422      27,019,516
 At contract value:
  Guaranteed investment contracts                  33,912,463      47,679,822
                                                 ------------    ------------
                                                  842,968,040     612,484,285
                                                 ------------    ------------
Assets available for benefits                    $863,687,683    $628,482,165
                                                 ============    ============

See accompanying notes.

                                                                  EIN 38-1490038
                                                                       Plan #001

                             Whirlpool 401(k) Plan

            Statements of Changes in Assets Available for Benefits

                                                       Year ended December 31
                                                         1999          1998
                                                    --------------------------
Additions
Dividends on Whirlpool Corporation common
 stock                                              $  1,917,802  $  1,508,477

Other dividend income                                 43,358,952    22,310,041
Interest income                                        8,119,165     6,773,054
                                                    ------------  ------------
                                                      53,395,919    30,591,572

Employer contributions                                12,134,944     9,114,652
Participant contributions                             56,571,780    51,312,339
                                                    ------------  ------------
                                                      68,706,724    60,426,991
                                                    ------------  ------------
Total additions                                      122,102,643    91,018,563

Deductions
Benefit payments                                      53,300,965    52,520,837
Administrative expenses                                   91,930       100,845
                                                    ------------  ------------
Total deductions                                      53,392,895    52,621,682
                                                    ------------  ------------

Net realized and unrealized appreciation in fair
 value of investments:
  Whirlpool Corporation common stock                  27,926,287     1,261,652
  Mutual funds                                       131,421,359    38,028,305
  Common and collective funds                          7,148,124        13,604
                                                    ------------  ------------
                                                     166,495,770    39,303,561
                                                    ------------  ------------
Net increase                                         235,205,518    77,700,442
Assets available for benefits at beginning of year   628,482,165   550,781,723
                                                    ------------  ------------
Assets available for benefits at end of year        $863,687,683  $628,482,165
                                                    ============  ============

See accompanying notes.

                                                                  EIN 38-1490038
                                                                       Plan #001

                             Whirlpool 401(k) Plan

                         Notes to Financial Statements


1.  Description of Plan

The Whirlpool 401(k) Plan (the Plan) is a defined-contribution plan sponsored by Whirlpool Corporation and participating subsidiaries (referred to as Employer, Plan Sponsor, or Whirlpool). The following description of the Plan provides only general information. Participants should refer to the Whirlpool 401(k) Plan Summary Plan Description for a more complete description of the Plan's provisions.

Eligibility

Every full-time and part-time employee of Whirlpool is eligible to participate upon employment. Participation in the Plan is voluntary. The Plan allows each participant to make tax-deferred contributions to the Plan, by payroll deduction, each payroll period, in any whole percentage of eligible earnings up to 15%, but not to exceed the maximum allowable annual contribution, as determined by the Internal Revenue Code (IRC). Such elections are made and can be adjusted on a daily basis by giving notice to the custodian via the voice response system, to be effective, in most cases, as of the beginning of the next payroll period. In addition, certain employees may make additional tax-deferred contributions to the Plan by directing a portion of any annual bonus due to the participant, of one or more designated bonus plans, be deposited into the Plan. The amount of any such additional tax-deferred contributions may be elected by the employee to equal the same percentage of any annual bonus payment as is applied for payroll deduction purposes or in any whole percentage between 0% and 75%, as the participant elects, provided, however, that the deduction percentage applicable to a participant who is a highly compensated participant may not exceed 15%.

Contributions and Vesting

For each year, the Employer establishes performance goals. Performance is measured in terms of annual balanced scorecard measures as determined by the Whirlpool Board of Directors. The attainment of these goals results in an Employer matching contribution based on the tax-deferred contributions of each employee (other than exempt employees and employees who terminated employment during the year for a reason other than retirement, disability, or death) that do not exceed 5% of the employee's eligible earnings. Regardless of performance, the Employer will make a guaranteed matching contribution of $.25 per dollar that eligible employees contribute to the Plan. Employer matching

                             Whirlpool 401(k) Plan

1.   Description of Plan (continued)

contributions and tax-deferred contributions are 100% vested at all times. Exempt employees are not eligible for Employer matching contributions. Furthermore, participants who terminate employment during the year are not eligible for Employer matching contributions unless the termination is due to the participant's retirement, death, disability, or a reduction in work force.

Participants may direct employee contributions to one or a combination of several fund options offered by the Plan. Employer matching contributions are initially invested in the Whirlpool Stock Fund (but may subsequently be transferred to another investment fund in accordance with provisions of the
Plan).

Benefit Payments

On termination of service, a participant with an account balance of $5,000 or less will receive a single lump-sum distribution equal to the value of his or her account. Participants with account balances exceeding $5,000 can elect to receive a lump-sum distribution or may elect a monthly installment option. Monthly installments are paid over a period of time not to exceed nine years and 11 months.

Participant Accounts

Deposits and withdrawals from each investment fund and transfers among investment funds are made at the direction of the participants' elections. The Employer is responsible for determining that such transactions are in accordance with the Plan.

Income, including market value adjustments, under each of these funds is allocated to the participants' accounts daily based on each participant's equity in the fund.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Plan investments are made in the manner specified in the Trust agreement and in accordance with the stated investment policies of the respective funds. To the extent monies available for investment are not immediately invested, as provided in the investment policy of each fund, such monies are temporarily invested in short-term income investments. All investments are made in light of a continuing evaluation of economic and market conditions that may cause such investment policy to vary from time to time.

                             Whirlpool 401(k) Plan

1.   Description of Plan (continued)

Loans

The Plan provides for loans to participants in amounts up to the lesser of $50,000 or 50% of a participant's account balance, with a minimum loan amount of $500. Such loans are allocated to a separate loan account and treated for investment purposes as an investment of the account of the participant who received the loan.

Plan Termination

Although the Employer has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the IRC and the Employee Retirement Income Security Act of 1974.

2.  Significant Accounting Policies

Investments Held by the Trust

All the investments of the Plan are held by the Trust. The custodian invests all assets of the Trust except as follows: (i) The Individual Trustees direct the investment of the Whirlpool Stock Fund; and (ii) the Individual Trustees may direct that a specified percentage of the assets credited to any or all of the investment fund or funds be allocated to one or more separate accounts within said investment fund and invested in accordance with the direction of the Individual Trustees or an investment manager designated by the Individual Trustees.

Contributions, loan distributions and repayments, and benefit payments are specifically identified to the fund or funds within the Trust to which assets of the Plan are credited. Investment income and related expenses of the Trust are allocated to the investment funds based on each investment fund's proportionate share of the current value of the Trust assets daily.

Investment Valuation

The Plan's guaranteed investment contracts are stated at contract value as reported by the insurance companies. Contract value represents contributions made under the contract, plus interest at the contract rate, less the insurance companies' administrative expenses. Whirlpool common stock is valued at the last reported sales price on a national securities exchange on the last business day of the Plan year. The fair value of the participation

                             Whirlpool 401(k) Plan

2.  Significant Accounting Policies (continued)

units owned by the Plan in the common and collective funds and mutual funds is based on quoted redemption values on the last business day of the Plan year. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

In general, Plan expenses, except for broker commissions and portfolio transaction fees, are paid by Whirlpool.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Trustees to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

                             Whirlpool 401(k) Plan

3.  Investments

A summary of the guaranteed investment contracts held at December 31, 1999, is as follows:

                                                       Crediting          1999
                                                       Interest          Average           Fair
                                                         Rate             Yield            Value
                                                  ---------------------------------------------------
Continental Assurance Company, #GP-24029                 5.15%            6.58%         $ 1,920,263
John Hancock Mutual Life Insurance Company,
 #GAC-8722                                               6.03             5.86            1,287,714

GE Life & Annuity Assurance Co., #GS-2949                6.40             6.20            1,330,226
GE Life & Annuity Assurance Co., #GS-3056                5.81             5.97            3,421,940
Metropolitan Life Insurance Co., #GAC-24896              6.05             5.92            3,018,891
Monumental Life Insurance Co., #BDA-00720-FR             5.07             4.87            3,192,557
New York Life Insurance Company, #GA-30679               5.15             5.28            3,146,907
New York Life Insurance Company, #GA-30745               5.40             4.64            3,395,604
Pacific Life Insurance Co., #G-26430.01                  6.02             6.09            3,315,691
Principal Life Insurance Company, #GA-4-30429            6.25             6.07            3,768,570
Transamerica Occidental Insurance Company,
 #GA-51469-00                                            4.99             4.88            6,114,100
                                                                                    ------------------
                                                                                        $33,912,463
                                                                                    ==================

All guaranteed insurance contracts have crediting interest rates which are fixed over the lives of the contracts.

The fair value of individual investments that represent 5% or more of the Plan's assets is as follows:

                                                         December 31
                                                   1999               1998
                                               --------------------------------
Putnam Asset Allocation Balanced Portfolio     $ 50,486,000      $ 45,543,044
Putnam New Opportunities Fund                    92,380,127        45,692,185
Putnam Voyager Fund                             302,795,477       205,018,751
Whirlpool Corporation common stock               87,841,266*       71,780,612*
Putnam Stable Value Fund                         86,855,114        39,537,198
Putnam S&P 500 Index Fund                        44,779,302                 -

*Nonparticipant directed.

                             Whirlpool 401(k) Plan

4.  Nonparticipant-Directed Investments

Information about the assets and the significant components of the changes in assets relating to the nonparticipant-directed investment is as follows:

                                                         December 31
                                                     1999           1998
                                               ------------------------------
Whirlpool Corporation common stock               $87,841,266    $71,780,613
                                               ==============================

                                                     Year ended December 31
                                                      1999             1998
                                               --------------------------------
Changes in assets:
 Dividend income                                 $  1,917,802     $ 1,508,477
 Employer contributions                            12,134,944       9,114,652
 Participant contributions                          4,846,701       4,720,573
 Benefit payments                                  (3,272,423)     (3,284,958)
 Administrative expenses                              (26,585)        (24,135)
 Net realized and unrealized appreciation in
  fair value of investments                        27,926,287       1,261,652

 Transfers from (to) participant-directed         (27,466,073)        612,690
  investments                                  --------------------------------
                                                 $ 16,060,653     $13,908,951
                                               ================================

5.  Income Tax Status

The Internal Revenue Service ruled on March 27, 1995, that the Plan qualified under section 401(a) of the IRC and that the related trust is tax-exempt under section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. In addition, in order to maintain its qualified status, the Plan must be operated in accordance with the terms of the Plan document and the requirements of the IRC. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                             Supplemental Schedules

                                                                  EIN 38-1490038
                                                                       Plan #001
                             Whirlpool 401(k) Plan

Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes at End
                                    of Year

                               December 31, 1999

                                                                   Number of                           Contract/
                                                                     Shares                             Current
                Description of Investment                           or Units              Cost           Value
------------------------------------------------------------------------------------------------------------------
Mutual funds:
 Putnam* New Opportunities Fund                                      999,677               N/A        $ 92,380,127
 EuroPacific Growth Fund*                                            889,621               N/A          37,951,233
 Heartland Value Fund*                                               682,714               N/A          24,919,056
 Putnam* Voyager Fund                                              9,582,135               N/A         302,795,477
 Putnam* Income Fund                                               1,416,409               N/A           9,036,691
 Vanguard Windsor II Fund*                                           652,593               N/A          16,295,256
 Putnam* Asset Allocation Growth Portfolio                           840,183               N/A          12,846,401
 Putnam* Asset Allocation Balanced Portfolio                       3,892,521               N/A          50,486,000
 Putnam* Asset Allocation Conservative Portfolio                     944,151               N/A           9,970,232
                                                                                    ------------------------------
                                                                                                       556,680,473

Common and collective funds:
 Putnam* Stable Value Fund                                        86,855,114               N/A          86,855,114
 Putnam* S&P 500 Index Fund                                        1,281,606               N/A          44,779,302
                                                                                                   ---------------
                                                                                                       131,634,416

Whirlpool Corporation* common stock                                1,350,106             71,915,795     87,841,266

Insurance contracts:
 Continental Assurance Company* guaranteed
  investment contract, #GP-24029, 5.15%                                                    N/A           1,920,263
 GE Life & Annuity Assurance Co.* guaranteed
  investment contract, #GS-2949, 6.40%                                                     N/A           1,330,226
 GE Life & Annuity Assurance Co.* guaranteed
  investment contract, #GS-3056, 5.81%                                                     N/A           3,421,940

                                                                  EIN 38-1490038
                                                                       Plan #001
                             Whirlpool 401(k) Plan

 Schedule H, Line 4(i) - Schedule of Assets Held for Investment Purposes at End
                              of Year (continued)

                               December 31, 1999

                                                                   Number of                           Contract/
                                                                     Shares                             Current
                Description of Investment                           or Units              Cost           Value
-------------------------------------------------------------------------------------------------------------------
Insurance contracts (continued):
 John Hancock Mutual Life Insurance Company*
  guaranteed insurance contract, #GAC-8722, 6.03%                                          N/A         $  1,287,714
 Metropolitan Life Insurance Co.* guaranteed investment
  contract, #GAC-24896, 6.05%                                                              N/A            3,018,891
 Monumental Life Insurance Co.* guaranteed investment
  contract, #BDA-00720-FR, 5.07%                                                           N/A            3,192,557
 New York Life* guaranteed investment contract,
  #GA-30679, 5.15%                                                                         N/A            3,146,907
 New York Life * guaranteed investment contract,
  #GA-30745, 5.40%                                                                         N/A            3,395,604
 Pacific Life Insurance Co.* guaranteed investment
  contract, #G-26430.01, 6.02%                                                             N/A            3,315,691
 Principal Life Insurance Company* guaranteed
  investment contract, #GA-4-30429, 6.25%                                                  N/A            3,768,570
 Transamerica Occidental guaranteed investment contract,
  #GA-51469-00, 4.99%                                                                      N/A            6,114,100
                                                                                                       ------------
                                                                                                         33,912,463

Participant loans (9% to 9.5%)                                                                           32,899,422
                                                                                                       ------------
Total investments                                                                                      $842,968,040
                                                                                                       ============

*Party in interest.

N/A - Information not required.

                                                                  EIN 38-1490038
                                                                       Plan #001

                             Whirlpool 401(k) Plan

          Schedule H, Line 4(j) - Schedule of Reportable Transactions

                         Year ended December 31, 1999

                                                                                                        Current
                                                                                                         Value
                                                                                                      of Asset on
   Identity of                                        Purchase         Selling          Cost of     Transaction          Net
  Party Involved           Description of Assets       Price            Price            Asset          Date             Gain
------------------------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of transactions in excess of 5% of plan assets
----------------------------------------------------------------------
Whirlpool Corporation     Common stock               $73,834,301     $        -       $73,834,301   $73,834,301       $          -
                                                               -      85,704,628       70,030,459    85,704,628         15,674,169

There were no category (i), (ii), or (iv) reportable transactions for the year ended December 31, 1999.

                                 Exhibit Index
                                --------------

                                                                    Sequential
Exhibit No.                     Document                            Page Number*
-----------                     --------                            ------------

    23        Consent of Ernst & Young



_____________________________________
*This information appears only in the manually signed original of the Form 11-K